

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Paul R. Arena
CEO
Augme Technologies, Inc.
43 West 24th Street, 11th Floor
New York, NY 10010

> **Re: Augme Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2011, as amended**
> **File No. 333-172865**

Dear Mr. Arena:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Directors and Executive Officers, page 28

1.   We note your disclosure on page 29 that Mr. Arena has over 28 years of investment and business experience. We are aware that the State of New Mexico sanctioned Mr. Arena in 1984 for fraudulent practices because he engaged in unauthorized trading for the accounts of New Mexico residents. Please balance the discussion of Mr. Arena's experience with a discussion of this sanction. We understand that Item 401(f) of Regulation S-K only has a 10 year look-back period for disclosure of certain legal proceedings involving directors and executive officers. Nevertheless, Rule 408 of the Securities Act requires you to provide additional information to provide balanced disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 310-208-1154
        Peter Hogan, Esq.